UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

SWISHER HYGIENE INC.

(Name of Subject Company)

ANDREW STRANBERG

(Offeror and Name of Filing Person)

Common stock, par value $0.001 per share

(Title of Class of Securities)

870808300

(Cusip Number of Class of Securities)

c/o Graubard Miller

405 Lexington Avenue

New York, NY 10174

(212) 818-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

David Alan Miller, Esq.

Jeffrey Gallant, Esq.

Graubard Miller

405 Lexington Avenue

New York, NY 10174

(212) 818-8800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
N/A*	N/A*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of the tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: n/a	Filing Party: n/a
Form of Registration No.: n/a	Date Filed: n/a

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a tender offer by Andrew Stranberg (“Purchaser”), to acquire at least 50.1% and up to 100% of the outstanding shares of common stock of Swisher Hygiene Inc., a Delaware corporation (“Swisher”), at a price of $0.98 per share, net to the seller in cash, without interest, subject to any required withholding of taxes.

Forward Looking Statements

This document may contain forward-looking statements, including, but not limited to, statements regarding Mr. Stranberg’s offer to acquire shares of common stock of Swisher. Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of Mr. Stranberg and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include, but are not limited to, those relating to the contemplated tender offer described herein, including uncertainty about the timing of the tender offer, that, if the tender offer is commenced, the conditions to closing the tender offer may not be satisfied, uncertainties as to the amount of shares that will be tendered in the tender offer and Mr. Stranberg’s ownership interest in Swisher following the tender offer, and the risk that the expected benefits to Swisher stockholders from the tender offer may not be realized or maintained. Mr. Stranberg undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this document or to reflect actual outcomes.

Additional Information and Where to Find It

The tender offer referred to in this document has not yet commenced. This document does not constitute an offer to buy or solicitation of an offer to sell any securities. This document is for informational purposes only. No offer, solicitation, purchase or sale will be made in any jurisdiction in which such an offer, solicitation, purchase or sale would be unlawful. The offer to purchase the shares of Swisher common stock will be made only pursuant to the offer to purchase and the related letter of transmittal, which are expected to be mailed to Swisher stockholders upon commencement of the tender offer. Swisher stockholders should read those materials and the documents incorporated therein by reference carefully when they become available, because they will contain important information, including the various terms and conditions of the tender offer. Swisher stockholders are strongly encouraged to consult their investment and tax advisors before making any decision regarding the tender of their shares. If the tender offer is commenced, a Tender Offer Statement on Schedule TO (the “Tender Offer Statement”) will be filed with the Securities and Exchange Commission (the “SEC”). The Tender Offer Statement, including the offer to purchase, the letter of transmittal, and other related materials, will also be available to Swisher stockholders at no charge on the SEC’s website at www.sec.gov.

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Press Release dated May 20, 2016.